2026

You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

GRAB HOLDINGS LIMITED
c/o Continental Proxy Services
1 State Street, New York NY 10004

GRAB HOLDINGS LIMITED
3 Media Close, #01-03/06
Singapore 138498

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on
March 24, 2026
(Singapore time)

*Shareholders are cordially invited to attend the Extraordinary General Meeting and vote in person. At the meeting, you will need to request a ballot to vote your shares.

Dear Shareholder,

The Extraordinary General Meeting of Shareholders of Grab Holdings Limited (the “**Company**”) will be held via the Internet at 11:45 a.m. Singapore Time on March 24, 2026 (11:45 p.m. Eastern Time on March 23, 2026).

Proposal to be considered at the Extraordinary General Meeting:

(1) To consider and act upon a proposal to amend and restate the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect and substitute in their place the Third Amended and Restated Memorandum and Articles of Association.

The Board of Directors recommends a vote “FOR” Proposal 1.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

Vote at the Meeting
If you plan to attend the virtual online speicial meeting, you will need your 12 digit control number to vote electronically at the special meeting

Mobile Voting
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

Vote Your Proxy on the Internet:
Go to http://www.cstproxyvote.com
Have your notice available when you access the above website. Follow the prompts to vote your shares.

CONTROL NUMBER

The Proxy Materials are available for review at:
https://www.cstproxy.com/grab/2026

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498

Important Notice Regarding the Availability of Proxy Materials for the 2026 Extraordinary General Meeting of Shareholders to be Held On March 24, 2026, Singapore time

The following Proxy Materials are available to you to review at: **https://www.cstproxy.com/grab/2026**

- the Company's Proxy Statement.
- the Proxy Card.
- any amendments to the foregoing materials that are required to be furnished to shareholders.

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before March 6, 2026 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 917-262-2373, or

By logging on to https://www.cstproxy.com/grab/2026 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.